UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Highlights from Virtual Research and Development Day

On March 14, 2022, Mereo BioPharma Group plc (the “Company”) is hosting a virtual research and development (R&D) day to review the Company’s alvelestat (MPH966) program focused on the ongoing Phase 2 studies evaluating alvelestat in the treatment of alpha-1 antitrypsin deficiency (AATD)-related lung disease, and to provide updates on the ongoing investigator sponsored Phase 1b/2 study in patients with Bronchiolitis Obliterans (BOS) following hematopoietic stem cell transplantation (HCT) and the Phase 1b/2 hospitalized COVID-19 trial. This event features scientific opinion leaders and members of the Company’s management team.

Highlights from the virtual R&D Day include:

●

An update on the ASTRAEUS 12-week Phase 2 trial for alvelestat in AATD patients with lung emphysema, including blinded baseline data for three key biomarkers, desmosine, neutrophil elastase and Aα-Val360

●	Discussion of the revised biomarker primary endpoints of the study following development of the Company’s biomarker strategy and a Type C meeting with the FDA

●	An update on the ATALANTa Phase 2 study

●	An up-to-date report on the safety profile of alvelestat from all the ongoing clinical studies

●	An update on the study of alvelestat in bronchiolitis obliterans following allogenic hematopoietic stem cell transplantation, with Phase 2 set to be initiated in earlier stage patients in 2022

A live audio webcast of the R&D Day can be accessed through the Investors section of the Company’s website at www.mereobiopharma.com/investors. An archived replay of the webcast will be made available on the Company’s website. No part of the Company’s website is incorporated by reference herein. Highlights from the presentation are furnished as Exhibit 99.1 hereto.

Exhibit Index

Exhibits

99.1 R&D Day Presentation Highlights dated March 14, 2022 titled “Mereo BioPharma Alvelestat (MPH966) R&D Day.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2022

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel